Physicians Remote Solutions, Inc.

64 Secretariat Court

Tinton Falls, New Jersey 07724

November 6, 2006

Mr. H. Christopher Owings, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Physicians Remote Solutions, Inc. ( the “Company”)

Amendment No. 2 to Registration Statement on Form SB-2

Filed September 12, 2006

File No. 333-131599

Dear Mr. Owings:

Reference is made to your letter of October 12, 2006 with respect to Amendment No. 2 to the Company’s registration statement. The following paragraph numbers and captions correspond to the numbered paragraphs in your letter.

The changes and revisions described in this letter refer to Amendment No. 3 to the Company’s registration statement on Form SB-2.

Consolidated Financial Statements, page F-1

Consolidated Balance Sheets, page F-2

11.

The deferred offering costs on the Company’s Balance Sheet represent offering costs that were incurred in connection with a private placement in which the Company previously sold shares.  These costs do not relate to the current offering.  The Company has been deferring these costs with the intention of netting the offering costs against additional paid-in capital upon registration of the shares sold in the private placement. Upon further review of this item, the Company determined that these costs should have been netted against additional paid-in capital upon completion of the private placement, rather than being capitalized as an asset. As such, the Company has restated its previously issued financial statements to give effect to this change.  The Company has also added a footnote  discussing the restatement, labeled its financial statements as restated, and has obtained an updated opinion from its auditor which contains an explanatory paragraph regarding the restatement.

Consolidated Statement of Operations, page F-3

12.

All financial statements in the registration statement are audited, except those as of September 30, 2006, the four months then ended, and the inception to September 30, 2006 statements.  The opinion of our independent registered public accounting firm was revised to indicate that the financial statements for the period April 5, 2005 (Inception) to May 31, 2006 have been audited. The September 30, 2006, four month ended September 30, 2006, and inception to date to September 30, 2006  statements have been labeled ‘Unaudited’.

Note B – Summary of Significant Accounting Policies, page F-6

13.

The Company has revised the typographical error in this footnote.

Sincerely,

Physicians Remote Solutions, Inc.

/s/ Christopher LaRose

Christopher LaRose, President